Exhibit 99.1

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016

IN U.S. DOLLARS

UNAUDITED

PERION NETWORK LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,	June 30,
	2015	2016
	Audited	Unaudited
Assets
Current Assets:
Cash and cash equivalents	$17,519	$31,665
Short-term bank deposits	42,442	12,375
Accounts receivable (net of allowance of $1,063 and $493 at December 31, 2015 and June 30, 2016)	66,662	54,868
Prepaid expenses and other current assets	17,396	28,556
Total Current Assets	144,019	127,464

Property and equipment, net	12,714	13,659
Intangible assets, net	66,072	54,521
Goodwill	203,693	202,027
Deferred taxes	12,344	4,425
Other assets	3,456	2,041
Total Assets	$442,298	$404,137
Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	$40,388	$39,492
Accrued expenses and other liabilities	22,857	18,462
Short-term loans and current maturities of long-term loans and convertible debt	23,756	20,740
Deferred revenues	7,731	6,146
Payment obligation related to acquisitions	11,893	20,170
Total Current Liabilities	106,625	105,010
Long-Term Liabilities:
Long- term debt, net of current maturities	46,920	43,724
Convertible debt, net of current maturities	28,371	21,703
Payment obligation related to acquisitions	37,231	22,365
Deferred taxes	19,456	6,591
Other long-term liabilities	3,858	4,652
Total Liabilities	242,461	204,045

Commitments and Contingencies

Shareholders' Equity:
Ordinary shares of ILS 0.01 par value - Authorized: 120,000,000 shares; Issued: 76,157,506 and 76,672,607 shares at December 31, 2015 and June 30, 2016, respectively; Outstanding: 75,811,487 and 76,326,588 shares at December 31, 2015 and June 30, 2016, respectively	206	207
Additional paid-in capital	227,258	231,654
Treasury shares at cost (346,019 shares at December 31, 2015 and June 30, 2016)	(1,002)	(1,002)
Accumulated other comprehensive income (loss)	(794)	87
Accumulated deficit	(25,831)	(30,854)
Total Shareholders' Equity	199,837	200,092
Total Liabilities and Shareholders' Equity	$442,298	$404,137

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2015	2016
Revenues:
Search	$83,712	$82,193
Advertising and other	16,994	71,599
Total Revenues	100,706	153,792

Costs and Expenses:
Cost of revenues	2,921	8,191
Customer acquisition costs and media buy	35,091	69,075
Research and development	10,610	14,503
Selling and marketing	9,252	29,744
General and administrative	10,704	16,796
Depreciation and amortization	4,432	13,647
Impairment, net of change in fair value of contingent consideration	(2,397)	-
Restructuring charges	-	728
Total Costs and Expenses	70,613	152,684

Income from Operations	30,093	1,108
Financial expense, net	1,058	5,456

Income (Loss) before Taxes on Income	29,035	(4,348)
Taxes on income	(6,522)	3,993

Net Income (Loss) from Continuing Operations	22,513	(355)
Net loss from discontinued operations	(3,559)	(4,668)

Net Income (Loss)	$18,954	$(5,023)
Net Earnings (Loss) per Share - Basic:
Continuing operations	0.32	(0.00	) *)
Discontinued operations	(0.05)	(0.06)

Net Earnings (Loss) per Share - Diluted:
Continuing operations	0.32	(0.00	) *)
Discontinued operations	(0.05)	(0.06)

Weighted average number of shares continuing and discontinued operations
Basic	70,623,006	76,247,269
Diluted	70,764,019	76,271,789

*) Less than $0.01

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2015	2016

Net income (loss)	$18,954	$(5,023)

Other comprehensive income (loss):
Cash Flow Hedge:
Unrealized gain from cash-flow hedges, net of taxes	435	131
Less: reclassification adjustment for net gains included in net income	-	(102)

Net change	435	29
Change in foreign currency translation	(6)	852

Other comprehensive income:	429	881

Comprehensive Income (loss)	$19,383	$(4,142)

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Common stock		Additional paid-in capital	Accum. other comprehensive income (loss)	Retained earnings	Treasury shares	Total shareholders’ equity
	Number of Shares	$	$	$	$	$	$

Balance as of December 31, 2014 (audited)	69,202,431	189	203,984	-	42,826	(1,002)	245,997

Issuance of shares related to acquisitions	1,798,837	5	5,574	-	-	-	5,579
Issuance of shares in private placement, net of issuance cost of $105	4,436,898	11	10,009	-	-	-	10,020
Stock-based compensation	-	-	7,679	-	-	-	7,679
Exercise of stock options and vesting of restricted stock units	373,321	1	12	-	-	-	13
Other comprehensive loss	-	-	-	(794)	-	-	(794)
Net loss	-	-	-	-	(68,657)	-	(68,657)

Balance as of December 31, 2015 (audited)	75,811,487	206	227,258	(794)	(25,831)	(1,002)	199,837

Issuance of shares related to acquisitions	290,981	-	675	-	-	-	675
Stock-based compensation	-	-	3,721	-	-	-	3,721
Exercise of stock options and vesting of restricted stock units	224,120	1	-	-	-	-	1
Other comprehensive income	-	-	-	881	-	-	881
Net loss	-	-	-	-	(5,023)	-	(5,023)

Balance as of June 30, 2016 (unaudited)	76,326,588	207	231,654	87	(30,854)	(1,002)	200,092

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2015	2016
Operating activities:
Net income (loss)	$18,954	$(5,023)
Loss from discontinued operations, net	(3,559)	(4,668)
Net income (loss) from continuing operations	22,513	(355)

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,432	13,647
Impairment of intangible assets	4,167	-
Stock-based compensation expense	3,033	3,528
Issuance of ordinary shares related to employees' retention	63	-
Foreign currency translation	-	926
Accrued interest, net	(71)	137
Deferred taxes, net	941	(4,972)
Change in payment obligation related to acquisition	(5,577)	1,207
Fair value revaluation - convertible debt	1,780	1,120
Net changes in operating assets and liabilities:
Accounts receivable, net	12,148	11,470
Prepaid expenses and other	(2,204)	(9,907)
Accounts payable	(5,199)	(570)
Accrued expenses and other liabilities	(13,134)	(2,566)
Deferred revenues	206	(1,576)
Net cash provided by continuing operating activities	23,098	12,089
Net cash used in discontinued operating activities	(3,134)	(4,232)
Net cash provided by operating activities	$19,964	$7,857

Investing activities:
Purchases of property and equipment	$(1,387)	$(904)
Capitalization of development costs	(1,228)	(2,596)
Charge in restricted cash, net	50	-
Short-term deposits, net	(40,656)	30,067
Cash paid for acquisition, net of cash acquired	(4,533)	-
Net cash provided by (used in) investing activities	$(47,754)	$26,567

Financing activities:
Exercise of stock options and restricted share units	14	1
Payments made in connection with acquisition	-	(6,125)
Proceed from short-term loans	-	10,000
Repayment of convertible debt	-	(7,620)
Repayment of short-term loans	-	(13,000)
Repayment of long-term loans	(1,150)	(3,565)

Net cash used in financing activities	$(1,136)	$(20,309)
Effect of exchange rate changes on cash and cash equivalents	(15)	31
Net increase (decrease) in cash and cash equivalents	$(25,807)	$18,378
Decrease in cash and cash equivalents - discontinued activities	(3,134)	(4,232)
Cash and cash equivalents at beginning of period	101,183	17,519
Cash and cash equivalents at end of period	$72,242	$31,665

Supplemental Disclosure of Cash Flow Activities:
Non-cash financing activity of issuance of shares in connection with acquisitions	$4,558	$675
Cash paid during the period for purchase of property and equipment on credit	$9	$58

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

a.	Perion Network Ltd. ("Perion") and its wholly-owned subsidiaries (collectively referred to as the "Company"), is a global technology company, providing high-quality advertising solutions to brands and publishers, high-impact ad formats that capture consumer attention and drives engagement, branded search providing publishers with engagement and monetization solutions and a unified social and mobile programmatic platform for acquiring and engaging app users.

b.	On February 10, 2015, the Company completed the acquisition of Make Me Reach SAS ("MMR") and on November 30, 2015, completed the acquisition of Interactive Holding Corp and its subsidiaries (collectively referred to as "Undertone").

c.	In March 2016, management has decided to shut down the mobile self-serve side of the business and put up for sale the Growmobile Engagement (“GME”) business (see Note 14); Accordingly, the statements of income and statements of cash flow, related to the mobile self-serve and mobile engage operations are classified as discontinued operations for all periods presented. As of June 30, 2015 and 2016, the carrying amounts of the assets and liabilities discontinued were immaterial.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	Interim Financial Statements

The accompanying consolidated balance sheet as of June 30, 2016, the consolidated statements of income, the consolidated statements of comprehensive income and the consolidated statements of cash flows for the six months ended June 30, 2015 and 2016, as well as the statement of changes in shareholders' equity for the six months ended June 30, 2016, are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. In the management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position as of June 30, 2016, as well as its results of operations and cash flows for the six months ended June 30, 2015 and 2016. The results of operations for the six months ended June 30, 2016 are not necessarily indicative of the results to be expected for the year ending December 31, 2016.

The accompanying unaudited interim financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") on March 24, 2016.

There have been no changes to the significant accounting policies described in the Annual Report on Form 20-F for the fiscal year ended December 31, 2015 that have had a material impact on the unaudited interim consolidated financial statements and related notes.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from those estimates. On an ongoing basis, the Company's management evaluates its estimates, including those related to accounts receivable, fair values and useful lives of intangible assets, fair values of stock-based awards, income taxes, and contingent liabilities, among others. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of the Company’s assets and liabilities.

c.	Impact of recently issued accounting standard not yet adopted

•	In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. The Company is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on its consolidated financial statements.

•	In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 requires that long-term lease arrangements be recognized on the balance sheet. The standard is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the impact of adoption on its consolidated financial statements.

•	In March 2016, the FASB issued Accounting Standards Update No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (ASU 2016-08) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. This guidance will be effective for the Company in the first quarter of 2018, with the option to adopt it in the first quarter of 2017. The Company is currently in the process of evaluating the effect that this guidance will have on the consolidated financial statements and related disclosures.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES (Cont.)

•	In March 2016, the FASB issued Accounting Standards Update No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting (ASU 2016-09) to simplify the accounting for share-based payment transactions, including the income tax consequences, an option to recognize gross share-based compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. This guidance will be effective for the Company in the first quarter of 2017, and early adoption is permitted. The Company is currently evaluating the effect that this guidance will have on its consolidated financial statements.

•	In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606). ASU 2016-10 amends ASC 606, Revenue from Contracts with Customers, to clarify two aspects of ASC 606, identifying performance obligations and the licensing implementation guidance, while retaining the related principles of those areas. The amendments in ASU 2016-10 do not change the core principle of the guidance in ASC 606. The amendments in ASU No. 2016-10 affect the guidance in ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in ASU No. 2016-10 are the same as the effective date and transition requirements in ASC 606 and any other Topic amended by ASU 2014-09. ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of ASU 2014-09 by one year to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The Company is currently evaluating the effect that the adoption of ASU 2016-10 will have on its financial statements.

•	In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606). ASU 2016-12 amends ASC 606 to address certain issues in the guidance on assessing collectability, presentation of sales taxes, noncash consideration, and completed contracts and contract modifications at transition. The amendments in ASU 2016-12 do not change the core principle of the guidance in ASC 606. The amendments in ASU No. 2016-12 affect the guidance in ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in ASU No. 2016-12 are the same as the effective date and transition requirements in ASC 606 and any other Topic amended by ASU 2014-09. ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of ASU 2014-09 by one year to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The Company is currently evaluating the effect that the adoption of ASU 2016-12 will have on its financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term deposits, restricted cash, accounts receivable, prepaid expenses and other assets, accounts payable, accrued expenses and other liabilities approximate their fair value due to the short-term maturities of such instruments.

The following table present assets and liabilities measured at fair value on a recurring basis as of June 30, 2016:

	June 30, 2016
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$-	$875	$-	$875

Total financial assets	$-	$875	$-	$875

Liabilities:
Payment obligation in connection with acquisitions	$-	$-	$42,535	$42,535
Derivative liabilities	-	49	-	49
Convertible debt	29,309	-	-	29,309

Total financial liabilities	$29,309	$49	$42,535	$71,893

The following table present assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

	December 31, 2015
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$-	$608	$-	$608

Total financial assets	$-	$608	$-	$608

Liabilities:
Payment obligation in connection with acquisitions	$-	$-	$49,124	$49,124
Derivative liabilities	-	214	-	214
Convertible debt	35,463	-	-	35,463

Total financial liabilities	$35,463	$214	$49,124	$84,801

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

The following table summarizes the changes in the Company’s liabilities measured at fair value using significant unobservable inputs (Level 3), during the six months ended June 30, 2016:

Total fair value as of January 1, 2016	$49,124

Accretion of payment obligation related to acquisition	1,207
Change to payment obligation as a result of working capital adjustment	(1,666)
Settlements	(6,125)
Reclassification to accrued expenses	(5)

Total fair value as of June 30, 2016	$42,535

NOTE 4:         GOODWILL

 The changes in the carrying amount of goodwill in the six months ended June 30, 2016 were as follows:

Balance as of January 1, 2016	$203,693

Working capital final adjustment as calculated 90 days after closing, pursuant to the Merger Agreement in connection with the Undertone acquisition	(1,666)

Balance as of June 30, 2016 (unaudited)	$202,027

NOTE 5:          DERIVATIVES AND HEDGING ACTIVITES

The Company follows the requirements of ASC No. 815, ”Derivatives and Hedging” (“ASC 815”), which requires companies to recognize all of their derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging transaction and further, on the type of hedging transaction. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation.

To protect against the increase in value of forecasted foreign currency cash flow resulting mainly from salaries and related benefits and taxes paid in New Israeli Shekels (“ILS”) during the year, the Company hedges portions of its anticipated payroll denominated in ILS for a period of one to twelve months with forward and options contracts (the “Hedging Contracts”). Accordingly, when the USD strengthens against the ILS, the decline in present value of future ILS currency expenses is offset by losses in the fair value of the Hedging Contracts. Conversely, when the USD weakens, the increase in the present value of future ILS expenses is offset by gains in the fair value of the Hedging Contracts. These Hedging Contracts are designated as cash flow hedges.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:          DERIVATIVES AND HEDGING ACTIVITES (Cont.)

Additionally, in order to mitigate the potential adverse impact of the fluctuations in the ILS-USD exchange rate in connection with the convertible debt (see note 7), the Company has entered into a cross currency interest rate SWAP agreement (the “SWAP”) in order to hedge the future interest and principal payments, which are all denominated in ILS. However, since the convertible debt is measured at fair value at each reporting date, the SWAP does not qualify and was not designated as a cash flow hedge under ASC 815.

In order to limit the Company’s interest expenses derives from the secured credit agreement of $50,000 in which the Company entered concurrently with the closing of the Undertone acquisition (see note 6), the Company has purchased a Cap option for the interest amounts expected to be paid till June 2018. The Cap option is designated as cash flow hedge under ASC 815.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any gain or loss on a derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in current earnings during the period of change.

As of June 30, 2016 and December 31, 2015, the notional value of the Company’s derivative instruments was $65,452 and $57,052, respectively.

The fair value of the Company’s outstanding derivative instruments is as follows:

	December 31,	June 30,
	2015	2016
	Audited	Unaudited
Derivative assets:
SWAP - convertible debts	$366	$750
Option contracts	242	106
Other	-	19

Total assets	$608	$875

Derivative liabilities:
Option contracts	$214	$49

Total liabilities	$214	$49

The Company recorded the fair value of derivative assets in Prepaid expenses and other current assets, and the fair value of derivative liabilities in Accrued expenses and other liabilities on its interim consolidated balance sheets.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:          DERIVATIVES AND HEDGING ACTIVITES (Cont.)

The increase in unrealized gains recognized in accumulated other comprehensive income on derivatives, is as follows:

	Six months ended June 30,
	2015	2016
	Unaudited	Unaudited

Option contracts	$150	$131
Forward contracts	285	-

Total unrealized gain	$435	$131

The net losses reclassified from accumulated other comprehensive loss to the operating expenses are as follows:

	Six months ended June 30,
	2015	2016
	Unaudited	Unaudited

Option contracts	$(20)	$(16)
Forward contracts	(18)	(86)

Total realized loss	$(38)	$(102)

NOTE 6:	LONG TERM DEBT

1.	On March 4, 2016, Undertone entered into an amendment to the secured credit agreement. The amendment to the credit agreement added a $10,000 revolving loan facility (which includes a $3,000 swing line loan commitment and $3,000 letter of credit commitment). Additionally, the amendment postpones the commencement date of a few of Undertone’s undertaking and covenants and increases Undertone’s ability to invest in some of its subsidiaries. The unpaid principal balance of the credit agreement was $47,750 as of June 30, 2016.

2.	The Company was in compliance with all its financial covenants as of June 30, 2016.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:          LONG TERM DEBT (Cont.)

3.	As of June 30, 2016, the aggregate principal annual maturities are as follows:

Repayment amount

2016 (six months ending December 31)	$11,650
2017	4,150
2018	5,000
2019	37,750

Total principal payments	58,550
Less: unamortized original issue discount	(1,320)

Present value of principal payments	57,230
Less: current portion	(13,506)

Long-term debt	$43,724

NOTE 7:          CONVERTIBLE DEBT

In September 2014, the Company completed a public offering in Israel of its Series L Convertible Bonds (the "Bonds"). The Company issued Bonds with an aggregate par value of approximately ILS 143,500 thousands, out of which, as of June 30, 2016 approximately ILS 114,800 thousands are outstanding, (approximately $29,846 as of June 30, 2016). The Bonds were issued at a purchase price equal to 96.5% of their par value and bear annual interest at a rate of 5%, payable semi-annually. The proceeds of the offering, before issuance costs of $741, amounted to $37,852. The principal of the Bonds, denominated in ILS, is repaid in five equal annual installments commencing on March 31, 2016.

The Bonds are convertible, at the election of each holder, into the Company’s ordinary shares at a conversion price of ILS 33.605 per share ($8.74 on June 30, 2016) from the date of issuance and until March 15, 2020. The ordinary shares issued upon conversion of the Bonds will be listed on the NASDAQ Stock Market (“Nasdaq”) and the Tel-Aviv Stock Exchange (“TASE”), to extent that the Company's ordinary shares are listed thereon at the time of conversion. The conversion price is subject to adjustment in the event that the Company effects a share split or reverse share split, a rights offering or a distribution of bonus shares or a cash dividend.

The Company may redeem the Bonds upon delisting of the Bonds from the TASE, subject to certain conditions. In addition, the Company may redeem the Bonds or any part thereof at its discretion after December 1, 2014, subject to certain conditions.

The Company elected to apply the fair value option in accordance with ASC No. 825, “Financial Instruments”, to the Bonds and therefore all unrealized gains and losses are recognized in earnings. As of June 30, 2016, the fair value of the Bonds, based on its quoted price at the TASE and including accrued interest of $372, was $29,309.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:          CONVERTIBLE DEBT (Cont.)

The changes of the convertible debt in the six months ended June 30, 2016 were as follows:

Balance as of January 1, 2016	$35,926

Change in accrued interest	835
Change in fair value	1,120
Payment of interest	(952)
Payment of principal	(7,620)

Balance as of June 30, 2016 *	$29,309

* Includes accrued interest of $372

In order to mitigate the potential adverse impact of the fluctuations in the ILS-USD exchange rate, the Company has entered into a cross currency interest rate SWAP agreement (the “SWAP”) in order to hedge the future interest and principal payments, which are all denominated in ILS.

As of June 30, 2016, the Company satisfies all of the financial covenants associated with both, the Bonds and the SWAP.

As of June 30, 2016, the aggregate principal annual payments of the Bonds are as follows:

Repayment amount

2017	$7,462
2018	7,461
2019	7,462
2020	7,461

$29,846

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES

a.      Office lease commitments

In January 2014, the Company entered into a lease agreement for new corporate offices in Holon, Israel. The lease expires in January 2025, with an option for the Company to extend for two additional terms of 24 months each. Additionally, the Company may choose an early termination in November 2019. On September 1, 2014, the Company moved all of its Israeli personnel to Holon.

Certain facilities of the Company are rented under operating lease agreements, which expire on various dates, the latest of which is in 2022. The Company recognizes rent expense under such arrangements on a straight-line basis.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Furthermore, the Company leases motor vehicles for employees under operating lease agreements.

Aggregate minimum lease commitments under the aforesaid non-cancelable operating leases as of June 30, 2016 are as follows:

2016 (six months ending December 31)	$2,996
2017	5,922
2018	5,820
2019	3,548
Thereafter	17,349

$35,635

b.      Contingent purchase obligation

On November 30, 2012, the Company completed the acquisition of 100% of SweetIM’s shares. Pursuant to the terms of the Share Purchase Agreement (“SPA”) between the Company and SweetIM, the Company was obligated to pay SweetIM's shareholders, among other payments, a payment of up to $ 7,500 in cash in May 2014, if certain milestones were met (the “Contingent Payment”). The milestones were based on the Company's revenues in 2013, and the absence of certain changes in the industry in which the Company operates. On May 28, 2014, the Company paid $2,500 on account of the Contingent Payment. Following such payment, on June 22, 2014, SweetIM’s Shareholders’ representative notified the Company claiming that the Company owes SweetIM’s shareholders the entire Contingent Payment. The Company believes that the claim is without merit and plans to defend against it vigorously. Until this dispute is resolved, the Company will maintain the $5,000 liability in its financial statements that was recorded at the time it entered into the SPA. In April 2015, pursuant to the SPA, an arbitration process with respect to this claim was commenced in Israel.

c.      Legal Matters

1.	On December 22, 2015, Adtile Technologies Inc. filed a lawsuit against Perion and Intercept Interactive Inc. (“Intercept”), a subsidiary of Interactive Holding Corp., in the United States District Court for the District of Delaware. The lawsuit alleges various causes of action against Perion and Intercept related to Intercept’s alleged unauthorized use and misappropriation of Adtile’s proprietary information and trade secrets. Adtile is seeking injunctive relief and, unspecified monetary damages. On June 23, 2016, the Court denied Adtile’s motion for a preliminary injunction. On June 24, 2016, the Court (i) granted Perion’s motion to dismiss, and (ii) granted Intercept’s motion to stay the action and compel arbitration. The Company is unable to predict the outcome or range of possible loss at this stage and believes it has strong defenses against this lawsuit and intends to defend against it vigorously.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.	In November 2013, MyMail, Ltd., a non-practicing entity, filed a lawsuit in the Eastern District of Texas alleging that ClientConnect's toolbar technology infringes one of its U.S. patents issued in September 2012 and demanding an injunction and monetary payments. On November 2014, ClientConnect Ltd. filed a petition for inter partes review ("IPR") in the United States Patent & Trademark Office, challenging the patentability of the asserted claims of the patent in question. On January 5, 2016, the parties entered into a settlement agreement regarding, inter alia, the patent claim between the parties, and the case was dismissed on January 8, 2016.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	SHAREHOLDERS' EQUITY

a.	Ordinary shares

The ordinary shares of the Company entitle their holders to voting rights, the right to receive cash dividend and the right to a share in excess assets upon liquidation of the Company.

b.	Private placement

On December 3, 2015 (the “Effective date”), the Company completed a private placement of 4,436,898 ordinary shares for gross proceeds of $10,125 pursuant to a Securities Purchase Agreement (the “SPA”) with Investors. The purchase price per share was $2.282, which was the average closing price of an ordinary share on the Nasdaq Global Select Market for the 30 trading days ending on December 1, 2015.

According to the terms in the SPA, on September 1, 2016, the per share purchase price was adjusted downward to a price per share of $1.939, and the Company issued to the Investors 782,981 additional ordinary shares (the “Share Settlement”). Under ASC 480 "Distinguish Liabilities from Equity" as the investors could not sell, dispose of or otherwise transfer, directly or indirectly, the Ordinary Shares and retain the right for Share Settlement, it was concluded that the Share Settlement is considered legally as embedded financial instrument. In addition, according to ASC 815-40 "Contracts in Entity's Own Equity", because the only variable that can affect the potential settlement amount is the Company’s share price, and since the Company has sufficient authorized and unissued shares exists at the Effective Date and as of June 30, 2016 after taking into account the maximum number of shares that could have been required to be delivered during the contract period under existing commitments, the Share Settlement is classified as a shareholders' equity.

On November 30, 2015, the Company entered into Registration Rights Agreement (the "Agreement") with the Purchaser, pursuant to which the Company shall use its commercially reasonable efforts in order to file a registration statement on Form F-3 for the resale of the aforesaid Ordinary shares issued within timeframe as detailed in the Agreement. If it does not meet the abovementioned registration obligations, the Company may incur liquidated damages equal to the product of 1.0% multiplied by the aggregate Subscription Amount up to 10% of the Subscription Amount. In 2016 the Company paid an amount of $50 as liquidated damages.

c.	Stock Options, Restricted Stock Units and Warrants

The Company’s Equity Incentive Plan (the “Plan”) was initially adopted in 2003 and had an initial term of ten years from adoption. On December 9, 2012, the Company’s Board of Directors extended the term of the Plan for an additional ten years. In addition, on August 7, 2013, the Company’s Board of Directors approved amendments to the Plan to include the ability to grant RSUs and restricted stock.

The contractual term of the stock options is generally no more than five years and the vesting period of the options and RSUs granted under the Plan is between 1 and 3 years from the date of grant. The rights of the ordinary shares obtained from the

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	SHAREHOLDERS' EQUITY (Cont.)

exercise of stock options or RSUs are identical to those of the other ordinary shares of the Company.

As of June 30, 2016, there were 5,584,251 ordinary shares reserved for future stock-based awards under the Plan.

The following table summarizes the activities for the Company’s service-based stock options for the six months ended June 30, 2016:

		Weighted average
	Number of options	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2016	5,467,337	$5.30	3.17	$1,709
Granted	1,142,000	$2.86
Exercised	(200)	$2.00
Cancelled	(1,171,407)	$4.94
Outstanding at June 30, 2016	5,437,730	$4.87	2.67	$21
Exercisable at June 30, 2016	1,588,060	$8.49	1.78	$5

There was no change in the activities for the Company’s performance-based stock options for the six months ended June 30, 2016.  The outstanding balance at June 30, 2016 is 3,550,000 at a weighted average exercise price of $2.38 with remaining contractual term of 3.26 years and no intrinsic value.

The following table summarizes the activities for the Company’s RSUs for the six months ended June 30, 2016:

	Number of RSUs	Weighted average grant date fair value

Unvested at January 1, 2016	692,320	$12.64
Granted	-
Vested	(223,920)	$12.64
Cancelled	(9,000)	$12.64

Unvested at June 30, 2016	459,400	$12.64

In connection with the Undertone acquisition, the Company granted warrants to purchase 200,000 ordinary shares, at a weighted average exercise price of $3.03 to a third-party vendor that provides development services to Undertone. The weighted average grant date fair value of the warrants granted was $1.23.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:       INCOME TAXES

Taxable income of Israeli companies is generally subject to corporate tax at the rate of 26.5%. The corporate tax rate is scheduled to remain at a rate of 26.5% for future tax years.

Israeli companies are entitled to Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Law"). Commencing 2011, Perion and its Israeli subsidiary elected to apply the new Preferred Enterprise benefits under the Law which include reduced tax rates of currently 16.0%.

A significant portion of the Company's income is taxed in Israel and in the U.S. pursuant to the Undertone acquisition on November 30, 2016.  The federal statutory income tax rate in the U.S. is 35.0%. Foreign subsidiaries in Europe are taxed according to the tax laws in their respective countries of residence.

The Company recorded an income tax benefit of $3,993 and tax expenses of $6,522 for the six months ended June 30, 2016 and 2015, respectively. The decrease in income taxes is primarily a result of the decrease in the income before tax which is attributable to three factors; the transition to the current search rev-share model, replacing the search revenues that were without expense in 2015, a $9,215 increase in depreciation and amortization expenses, primarily from intangible assets acquired with Undertone, a $4,398 increase in financial expenses also primarily associated with financing the Undertone operation.

The effective tax rate was 91.8% and 34.8% for the six months ended June 30, 2016 and 2015, respectively. The comparison of our effective tax rate between periods is significantly impacted by the level of pre-tax income earned and the mix between the different jurisdictions.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	EARNINGS PER SHARE

The table below presents the computation of basic and diluted net earnings per common share:

	Six months ended June 30,
	2015	2016
Numerator:
Net income (loss) attributable to ordinary shares - basic and diluted	$22,513	$(355)
Net loss from discontinued operations - basic and diluted	(3,559)	(4,668)

	$18,954	$(5,023)

Denominator:
Number of ordinary shares outstanding during the period	70,623,006	76,247,269
Weighted average effect of dilutive securities:
Shares to be issued in connection with acquisition	64,697	-
Employee stock options and restricted stock units	76,316	24,520

Diluted number of ordinary shares outstanding - Continuing and discontinued operations	70,764,019	76,271,789

Basic and diluted net earnings (loss) per ordinary share:
Continuing operations	$0.32	$(0.00	) *)
Discontinuing operations	(0.05)	(0.06)
Net income (loss)	$0.27	$(0.06)

Ordinary shares equivalents excluded because their effect would have been anti-dilutive	9,967,014	13,040,436

*) Less than $0.01

NOTE 12:       MAJOR CUSTOMER

The following table sets forth one customer that represented more than 10% of the Company’s total revenues in each of the periods presented below:

	Six months ended June 30,
	2015	2016

Customer A	90%	52%

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:       GEOGRAPHIC INFORMATION

The following table presents the total revenues for the six months ended June 30, 2015 and 2016, allocated to the geographic areas in which it was generated:

	Six months ended June 30,
	2015	2016
	Unaudited	Unaudited

North America (mainly U.S.)	$78,592	$138,866
Europe	17,952	7,077
Other	4,162	7,849

	$100,706	$153,792

Revenues are attributed to geographic areas based on the location of the end-users.

The following table presents the locations of the Company’s property and equipment as of December 31, 2015 and June 30, 2016:

	December 31,	June 30,
	2015	2016
	Audited	Unaudited

Israel	$9,161	$8,589
U.S.	3,071	4,733
Europe	482	337

	$12,714	$13,659

NOTE 14:	SUBSEQUENT EVENTS

1.	On July 25, 2016, the Company executed an Asset Purchase Agreement, according to which, the Company sold GME business operation including the intellectual property, know-how and technology primarily related to GME, for a total consideration of $1.75 million, as part of the Company’s execution of its decision during March 2016, to re-focus its business (see note 2d).

2.	On August 2, 2016, the Company executed an amendment to the Agreement and Plan of Merger dated November 30, 2015 in connection with the Undertone acquisition (the “Merger Agreement”), pursuant to which, the Company paid $22 million and eliminated approximately $36 million of future payment obligations due under the Merger Agreement.